UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                This Form 6-K consists of a press release of Intelsat, Ltd. dated August 15, 2003, announcing that its shareholders approved its proposed acquisition of six satellites and other related assets from Loral Space & Communications Corporation at a shareholders’ meeting held on August 15, 2003 in Amsterdam, The Netherlands.

Date: 15 August 2003
Release Number: 2003-30

Intelsat Shareholders Approve Proposed Acquisition of Loral North American Satellite Assets

Hamilton, Bermuda, 15 August 2003 – Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported that its shareholders approved its proposed acquisition of six satellites and orbital location rights from Loral Space & Communications Corporation at a shareholders’ meeting held earlier today in Amsterdam, The Netherlands. Shareholder approval of the transaction was required under Intelsat’s Bye-laws.

The proposed acquisition of the Loral assets would complement Intelsat’s global network, which includes capacity on 26 satellites, by adding complete coverage of the important North American market and by increasing Intelsat’s customer base in the cable television and broadcasting segments.

Intelsat’s shareholders approved and adopted the asset purchase agreement relating to the proposed acquisition, which is expected to occur at the conclusion of an auction process under Section 363(b) of the U.S. Bankruptcy Code. If approved by the bankruptcy court, the transaction will be subject to the receipt of regulatory approvals and the satisfaction of other conditions.

“We thank our shareholders for their overwhelming support of the Loral asset purchase,” said Intelsat chief executive officer Conny Kullman. “These assets would enable Intelsat to enhance its global network to include a North American franchise and to offer customers a global end-to-end solution. The acquisition would also result in an increase in Intelsat’s revenues from broadcasting, cable television, private data network and other point-to-multipoint traffic. With the shareholder vote successfully concluded, we now look forward to the next milestone in this process—the successful conclusion of the bankruptcy court auction process.”

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 26 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s view that the transaction, if consummated, would complement Intelsat’s global network by adding complete coverage of the North American market and by increasing Intelsat’s customer base in the cable television and broadcasting segments, as well as statements relating to Intelsat’s view that the transaction would result in an increase in Intelsat’s revenue from broadcasting, cable television, private data network and other point-to-multipoint traffic. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “will,” “would,” “expect,” and “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. These factors could cause Intelsat’s actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with the proposed acquisition of satellites and related assets from Loral, known risks include, but are not limited to, the failure to complete the acquisition or the need to modify aspects of the acquisition in order to obtain regulatory approvals; Intelsat’s inability to obtain sufficient funds on reasonable and acceptable terms in order to consummate the acquisition, the possibility that the bankruptcy court may act contrary to the requests made by Loral in connection with the bankruptcy filing; Intelsat’s failure to achieve its strategic objectives for the acquisition; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By: /s/ Conny Kullman Conny Kullman Chief Executive Officer

Date: August 18, 2003